EXHIBIT H



                         Florescue Family Corporation
                        701 S.E. 6th Street, Suite 204
                         Delray Beach, Florida  33483




                                                   June 16, 1995



Board of Directors
Marietta Corporation
c/o Goldman, Sachs & Co.
85 Broad Street, 23rd Floor
New York, New York  10004

Attention:  Jide J. Zeitlin, Vice President - Investment Banking Division

Gentlemen:

          This letter sets forth the basic terms pursuant to which Florescue Family Corporation ("Florescue") proposes (the "Proposal") to acquire all of the outstanding capital stock of Marietta Corporation, a New York corporation (the "Company"), for $12.30 per share in cash (the "Acquisition"). The Acquisition would be effected through a merger (the "Merger") of the Company and a corporation organized by Florescue ("Newco").

          1.   Acquisition.
               -----------

          In the Merger, each outstanding share of common stock, par value $.01 per share, of the Company ("Common Stock") would be converted into the right to receive $12.30 in cash. The Proposal assumes that no more than (i) 3,596,049 shares of Common Stock are outstanding and (ii) 84,378 shares of Common Stock are reserved for issuance upon the exercise of outstanding options with an average purchase price of $8.51 as of the date of this letter and as of the effective date of the Merger. The Proposal further assumes that the 90,000 shares of Common Stock reserved for issuance upon the exercise of outstanding SARs are cancelled prior to the effective date of the Merger. The Proposal also assumes that cash and cash equivalents will be no less than $10,000,000 on the effective date of the Merger and that the projections previously provided to Florescue are accurate in all material respects.

Board of Directors
Marietta Corporation
c/o Goldman, Sachs & Co.
June 16, 1995
Page 2


          2.   Financing.
               ---------

          The willingness of Florescue to proceed to the execution and delivery of a definitive agreement relating to the Merger (the "Merger Agreement") and the consummation of the Acquisition is subject to financing. Florescue has retained Dabney/Resnick, Inc. ("Dabney/Resnick") to act as its financial adviser in connection with the Acquisition. Dabney/Resnick has delivered to Florescue a "highly confident" letter concerning its ability to raise the financing needed to consummate the Acquisition, a copy of which is annexed hereto. Florescue expects to have commitment letters at the time of execution of the Merger Agreement, subject to customary terms and conditions.

          3.   Due Diligence.
               -------------

          Please note that the Proposal is based only on the information which Florescue has received to date and is subject to Florescue's satisfactory completion of its due diligence. The information which Florescue has previously requested but has not received includes, among other things, the cost accounting analysis relating to inventory, finished goods and cost of sales, all minutes of meetings of Marietta's Board of Directors for the past five years and all of the new information concerning Marietta's contract packing program which has been alluded to in our recent conversations with management. Further, Florescue has requested but has not been granted access to Marietta's significant customers, including, without limitation, Procter & Gamble, Marriott, Colgate-Palmolive and L'Oreal. Florescue believes that all of the foregoing information is important to its overall analysis of the Company. Florescue believes that it can complete its due diligence in a timely manner.

          4.   Draft Merger Agreement.
               ----------------------

          Florescue has reviewed the draft Merger Agreement (the "Draft Agreement") provided in the Goldman, Sachs & Co. Incorporated ("Goldman, Sachs") bid solicitation letter dated June 6, 1995. In addition to the representations and warranties contained in the Draft Agreement, Florescue would expect certain additional representations and warranties of the Company to be added to the Draft Agreement concerning such matters as its undisclosed liabilities, inventories, accounts receivable, contracts, employee matters, compliance with laws (including environmental laws), insurance, title to assets, relationships with customers and affiliate transactions. Florescue does not believe that the request for additional representations and

Board of Directors
Marietta Corporation
c/o Goldman, Sachs & Co.
June 16, 1995
Page 3

warranties should be burdensome to the Company insofar as the representations and warranties will not survive the closing of the Merger and will simply require the Company to perform some additional due diligence.

          In addition to the conditions contained in the Draft Agreement, Florescue expects that the Merger Agreement would provide that consummation of the Acquisition would be subject to satisfaction of certain other conditions, including, without limitation, the following:

               a. Holders of sixty-six and two-thirds percent of the outstanding shares of Common Stock shall have voted in favor of the Merger, and dissenters' rights under applicable state laws shall have been perfected by holders of no more than a percentage of the outstanding Common Stock to be agreed upon in the Merger Agreement;

               b. There shall not have occurred any material adverse change in the Company's business, condition (financial or otherwise), prospects or properties, including its relationships with customers;

               c. The Board of Directors of the Company shall have received an opinion from Goldman, Sachs as to the fairness of the Acquisition to the Company's shareholders from a financial point of view; and

               d. The parties shall have exchanged appropriate closing opinions of counsel and officer's certificates.

          Furthermore, Florescue expects that the Merger Agreement would provide that, in the event the Company's Board of Directors accepts the Proposal, Florescue would receive fair remuneration from the Company if the Board subsequently withdrew or materially modified or changed its support for the Proposal in a manner adverse to Florescue or the Merger Agreement, once executed, is terminated.

          We are prepared to keep the Proposal open until 5:00 p.m., New York City time, on June 23, 1995. Please contact the undersigned (office tel. (407) 272-7555; home tel. (407) 276-4708) or our counsel, Charles I. Weissman of Shereff, Friedman, Hoffman & Goodman, LLP (office tel. (212) 891-9268; home tel.
(914) 723-3880), should you have any questions concerning

Board of Directors
Marietta Corporation
c/o Goldman, Sachs & Co.
June 16, 1995
Page 4

the Proposal or Richard A. Bloom of Dabney/Resnick (office tel. (310) 246-3748; home tel. (310) 452-1937) should you wish to discuss the nature of Florescue's financing commitments.

                                   Yours very truly,

                                   FLORESCUE FAMILY CORPORATION

                                   By: /s/ Barry W. Floerscue
                                       ---------------------------------
                                        Barry W. Florescue, President

cc:  Barry A. Adelman, Esq.
      Rubin Baum Levin Constant & Friedman

DABNEY
RESNICK
INCORPORATED

150 SOUTH RODEO DRIVE, SUITE 100   BEVERLY HILLS, CA 90212
310-246-3700   800-929-2299   FAX 310-246-3794

June 16, 1995

Barry Florescue
Florescue Family Corporation
701 S.E. 6th Avenue
Delray Beach, FL 33483

Dear Mr. Florescue:

You have advised Dabney/Resnick, Inc. ("D/R") that it is the intention of Florescue Family Corporation or a subsidiary thereof (collectively, the "Company") to acquire (the "Acquisition") all of the issued and outstanding common stock of Marietta Corporation (the "Target"). You have advised us that the total purchase price for the Acquisition together with required repayment of existing indebtedness and transaction related expenses the total financing requirements of the Acquisition will not exceed $46 million. In addition, you have advised us that the Acquisition will be consummated pursuant to an agreement and plan of merger (the "Merger Agreement") to be entered into and negotiated between the Company and the Target. You have asked D/R to act as exclusive placement agent of up to $46 million of debt or equity securities (the "Securities") to finance the Acquisition. Based upon the information provided to us, financing for the Acquisition will take the form of senior or subordinated debt of up to $40 million and up to $8 million of equity capital.

Based on the information you have provided to us to date and our analysis of the current market for similar securities, we are pleased to inform you that we are highly confident of our ability to place the Securities, subject to the matters set forth in the following paragraph.

Our ability to consummate the sale or placement of the Securities is subject to:
(i) the terms and conditions of the Securities and all other debt and equity financing for the Acquisition (including any debt to be assumed) and all related documentation being satisfactory in form and substance to D/R; (ii) the purchase price and other terms and conditions of the Acquisition being satisfactory in form and substance to D/R; (iii) the execution and delivery of documentation with respect to the Acquisition and all related transactions in form and substance satisfactory to D/R; (iv) the absence of any material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company or the Target; (v) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Acquisition; (vi) the execution and delivery of documentation with respect to the Securities and the offering and sale thereof that is satisfactory in form and substance to D/R and the purchasers of such Securities; (vii) satisfactory completion of the due diligence investigation by the purchasers of such Securites; (viii) satisfactory market condition for new issuances of high yield debt and equity securities or in the securities markets in general.


Please note that this letter is not a commitment by D/R or any associate to purchase or place the Securities, and no such commitment will be binding unless contained in a signed written agreement. This letter shall be treated as confidential and is being provided to the Company solely in connection with the Company's proposed acquisition of the Target and may not be used, circulated, quoted or otherwise referred to in any document, except with D/R's prior written consent. Notwithstanding the foregoing, this letter may be submitted to the Target's Board of Directors (the "Target Board") provided that the Target Board treats this letter as confidential.

We look forward to working with you to complete the Acquisition.

Very truly yours,

DABNEY/RESNICK, INC.


By: /s/ Richard Bloom
    -----------------
    Richard A. Bloom
    Senior Vice President